Exhibit 99.1

LATAM Airlines Group reports preliminary monthly statistics for July 2020

Santiago, Chile, August 18, 2020– LATAM Airlines Group S.A. and its subsidiaries, (“LATAM Airlines Group” or “the Company”) (IPSA: LTM) today reported its preliminary monthly traffic statistics for July 2020 compared with the same period of 2019.

System passenger traffic (measured in revenue passenger kilometers (RPK)) decreased 93.4%, while capacity fell 90.8%. As a result, the Company’s load factor for the month decreased 24.0 percentage points to 60.5%. International passenger traffic accounted for approximately 26% of the month’s total passenger traffic.

The following table summarizes traffic figures for the month and includes a year-to-date breakdown for LATAM’s main business units.

	July			Year to Date
	2020	2019	% Change	2020	2019	% Change

LATAM AIRLINES PASSENGER OPERATIONS

REVENUE PASSENGER KILOMETERS (million)
SYSTEM	734	11,135	-93.4%	30,627	72,137	-57.5%
DOMESTIC SSC (1)	114	2,033	-94.4%	5,855	12,648	-53.7%
DOMESTIC BRAZIL (2)	432	2,992	-85.6%	9,528	17,979	-47.0%
INTERNATIONAL (3)	188	6,110	-96.9%	15,244	41,510	-63.3%
AVAILABLE SEAT KILOMETERS (million)
SYSTEM	1,213	13,182	-90.8%	38,868	86,006	-54.8%
DOMESTIC SSC (1)	178	2,475	-92.8%	7,480	15,424	-51.5%
DOMESTIC BRAZIL (2)	655	3,602	-81.8%	12,093	22,100	-45.3%
INTERNATIONAL (3)	380	7,105	-94.7%	19,295	48,482	-60.2%
PASSENGER LOAD FACTOR
SYSTEM	60.5%	84.5%	-24.0 pp	78.8%	83.9%	-5.1 pp
DOMESTIC SSC (1)	64.0%	82.1%	-18.1 pp	78.3%	82.0%	-3.7 pp
DOMESTIC BRAZIL (2)	66.0%	83.1%	-17.1 pp	78.8%	81.4%	-2.6 pp
INTERNATIONAL (3)	49.5%	86.0%	-36.5 pp	79.0%	85.6%	-6.6 pp
PASSENGERS BOARDED (thousand)
SYSTEM	490	6,700	-92.7%	18,783	41,749	-55.0%
DOMESTIC SSC (1)	115	2,469	-95.3%	6,691	14,951	-55.2%
DOMESTIC BRAZIL (2)	348	2,790	-87.5%	8,565	16,965	-49.5%
INTERNATIONAL (3)	27	1,441	-98.1%	3,527	9,833	-64.1%
LATAM AIRLINES CARGO OPERATIONS
REVENUE TON KILOMETERS (Cargo) (million)
SYSTEM	225	290	-22.4%	1,773	2,038	-13.0%
AVAILABLE TON KILOMETERS (Cargo) (million)
SYSTEM	300	548	-45.3%	2,805	3,672	-23.6%
CARGO LOAD FACTOR
SYSTEM	75.0%	52.9%	22.1 pp	63.2%	55.5%	7.7 pp

INVESTOR RELATIONS CONTACT INFORMATION

LATAM Airlines Group S.A.

Investor Relations

InvestorRelations@latam.com

Tel: (56-2) 2565-8765

www.latamairlinesgroup.net

About LATAM Airlines Group S.A.

LATAM Airlines Group is Latin America’s leading airline group with one of the largest route networks in the world. Prior to the COVID-19 crisis, it offered services to 145 destinations in 26 countries, including six domestic markets in South America – Argentina, Brazil, Chile, Colombia, Ecuador and Peru – in addition to international operations in Latin America, Europe, the United States, the Caribbean, Oceania, Africa and Asia.

In 2019, the airline group transported over 74 million passengers, operating approximately 1,400 flights per day. Last year, it ranked as the world’s most on-time ‘global network airline’ by Cirium and most punctual ‘mega airline’ by OAG, also being voted the ‘best airline in South America’ in the Skytrax World Airline Awards 2019.

LATAM Airlines Group has over 300 aircraft in its fleet, featuring the Boeing 787, Airbus A350, A321 and A320neo.

LATAM Airlines Group is the only airline group in the Americas and one of three worldwide to be part of the Dow Jones Sustainability ‘World’ Index. In 2019, it was recognized by the index for sustainable practices, based on economic, social and environmental criteria, for the sixth consecutive year.

For further information visit www.latam.com. For financial information: www.latamairlinesgroup.net

Note on Forward-Looking Statements

This report contains forward-looking statements. Such statements may include words such as “may” “will,” “expect,” “intend,” “anticipate,” “estimate,” “project,” “believe” or other similar expressions. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on LATAM’s current plans, estimates and projections and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent known and unknown risks, uncertainties and other factors, many of which are outside of LATAM’s control and difficult to predict. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

Notes

(1)	Domestic SSC = Domestic passenger operations in Spanish speaking countries carried by LAN. Passenger statistics include domestic operations in Chile, Peru, Argentina, Ecuador and Colombia.
(2)	Domestic Brazil = Domestic passenger operations of TAM in Brazil.
(3)	International = International passenger operations of LAN and TAM.